Max Berueffy, Senior Associate Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

June 24, 2011

VIA EDGAR AND COURIER

William J. Kotapish, Esquire

Assistant Director, Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4644

RE:	Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account (ProtectiveRewards Elite)
File Nos. 333-153041 and 811-8108
Template Request

Dear Mr. Kotapish:

In accordance with Rule 485(b)(1)(vii) under the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Protective Life Insurance Company (“Protective”) and Protective Life and Annuity Insurance Company (“PLAIC”) (together, the “Companies”), we respectfully request the approval of the Securities and Exchange Commission (the “SEC”) to file certain post-effective amendments to registration statements on Form N-4 for certain variable annuity contracts issued through certain separate accounts of the Companies (the “Replicate Filings”) under paragraph (b) of Rule 485.  In this regard, Protective filed on June 17, 2011, under Rule 485(a) of the 1933 Act, the following “template” post-effective amendment filing to make certain changes — namely, revise certain features of the Protective Income Manager rider, increase the mortality and expense risk charge, revise the surrender charge schedule, increase the fees on the Secure Pay rider, remove the “ValuPay” death benefit fee, and increase the contract value required to waive the contract maintenance fee - for Contracts issued on or after August 15, 2011 (the “New Disclosure”):

•                  Protective’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-153041 (ProtectiveRewards Elite) (the “Template Filing”).

The Companies propose to add the New Disclosure to the following Replicate Filings:

•                  Protective’s Post-Effective Amendment No. 16 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-115212 (ProtectiveRewards II);

•                  Protective’s Post-Effective Amendment No. 10 to the Registration Statement on Form N-4 for Protective Variable Annuity Separate Account, File No. 333-145621 (ProtectiveAccess XL);

•                  PLAIC’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 for Variable Annuity Account A of Protective Life, File No. 333-146508 (ProtectiveRewards II NY);

•                  PLAIC’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-4 for Variable Annuity Account A of Protective Life, File No. 333-153043 (ProtectiveRewards Elite NY); and

•                  PLAIC’s Post-Effective Amendment No. 7 to the Registration Statement on Form N-4 for Variable Annuity Account A of Protective Life, File No. 333-146506 (ProtectiveAccess XL NY).

In connection with this request, the Companies confirm that:

•                  Other than technical differences, the New Disclosure in the Template Filing is a fair representation of the disclosure proposed to be added to the Replicate Filings, and the disclosure in the Replicate Filings will be substantially identical to the New Disclosure in the Template Filing so that the Companies will be able to revise the Replicate Filings effectively to reflect SEC Staff comments on the Template Filing.

•                  The Replicate Filings will effectively incorporate changes made to the New Disclosure in the Template Filing in response to SEC Staff comments thereon.

•                  With the exception of the New Disclosure, no Replicate Filing will include changes that would otherwise render it ineligible for filing under Rule 485(b) under the 1933 Act.

*          *          *

We understand that the SEC Staff will respond orally to this request. Please direct your reply to the undersigned at (205) 268-3581 or Elisabeth M. Bentzinger at (202) 383-0717. Thank you for your assistance with and attention to this matter.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

Attachment

cc:	Craig Ruckman
Elisabeth M. Bentzinger